UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D /A
Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Aradigm Corporation
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

038505301
(CUSIP Number)

Kevin C. Tang
Tang Capital Management, LLC
4401 Eastgate Mall
San Diego, CA 92121
(858) 200-3830
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 15, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 038505301	13D	Page 2 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Partners, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (1)
	8.	Shared Voting Power 0(1)
	9.	Sole Dispositive Power 0 (1)
	10.	Shared Dispositive Power 0(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%(1)
14	Type of Reporting Person PN

(1) Beneficial ownership numbers are based on ownership as of September 15, 2008, the date of the last transaction reported herein.

CUSIP NO. 038505301	13D	Page 3 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (1)
	8.	Shared Voting Power 0(1)
	9.	Sole Dispositive Power 0 (1)
	10.	Shared Dispositive Power 0(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)
14	Type of Reporting Person OO

(1) Beneficial ownership numbers are based on ownership as of September 15, 2008, the date of the last transaction reported herein.

CUSIP NO. 038505301	13D	Page 4 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kevin C. Tang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF, WC, OO
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 340,000 (1)
	8.	Shared Voting Power 402,500 (1)
	9.	Sole Dispositive Power 340,000 (1)
	10.	Shared Dispositive Power 562,500(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 902,500(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.6%(1)
14	Type of Reporting Person IN

(1) Beneficial ownership numbers are based on ownership as of September 15, 2008, the date of the last transaction reported herein.

Explanatory Note: This Amendment No. 1 relates to and amends the Statement of Beneficial Ownership on Schedule 13D/A of Tang Capital Partners, LP, a Delaware partnership, Tang Capital Management, LLC, a Delaware limited liability company and Kevin C. Tang, a United States citizen (each, a “Reporting Person” and collectively, the “Reporting Persons”), initially filed jointly by the Reporting Persons with the Securities and Exchange Commission on August 29, 2008 (the “Statement”), with respect to the Common Stock, no par value (the “Common Stock”), of Aradigm Corporation, a California corporation (the “Issuer”).

Items 3, 4 and 5 of the Statement are hereby amended to the extent hereinafter expressly set forth.  All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended to add the following:

Tang Capital Partners, LP (“TCP”) held 5,310,000 shares of the Issuer’s common stock in an account at Lehman Brothers International (Europe) ("LBIE"). On September 15, 2008 LBIE was placed into administration under United Kingdom law and four partners of PriceWaterhouseCoopers LLP were appointed as joint administrators (the "Joint Administrators"). The Joint Administrators have advised us that most of TCP's shares were rehypothecated. The Joint Administrators and UK counsel have further advised that LBIE's customers will not be able to recover rehypothecated shares, but instead will be entitled to a general unsecured claim with respect to such shares. Accordingly, TCP in this filing has reduced the number of shares of the Issuer held by TCP to the extent such shares were held at LBIE. By making this filing, TCP does not waive any argument that it is entitled to recover such shares and expressly reserves such arguments.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended and restated in its entirety as follows:

Following the transaction discussed in Item 3 above, the Reporting Persons do not beneficially own more than 5.0% of the Company's Common Stock, and accordingly, this Amendment No. 1 is the final amendment to the Schedule 13D and is an exit filing.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety to add the following:

Beneficial Ownership numbers based on ownership as of September 15, 2008, the date of the last transaction reported herein.

(a)	Amount beneficially owned and percentage of class:

	Tang Capital Partners, LP	0 shares, representing 0.0% of the class
	Tang Capital Management, LLC	0 shares, representing 0.0% of the class
	Kevin C. Tang	902,500 shares, representing 1.6% of the class

Kevin C. Tang is the beneficial owner of 902,500 shares of the Issuer’s common stock, comprising 120,000 shares owned by Justin L. Tang under the Uniform Transfers to Minors Act (“UTMA”), for which Kevin C. Tang serves as trustee, 100,000 shares owned by Julian K. Tang under the UTMA, for which Kevin C. Tang serves as trustee, 50,000 shares owned by the Tang Advisors, LLC Profit Sharing Plan, for which Kevin C. Tang serves as trustee and is a participant, 200,000 shares held by the Tang Family Trust, for which Kevin C. Tang serves as co-trustee, 70,000 shares held by Kevin C. Tang’s Individual Retirement Account, 30,000 shares owned by the Individual Retirement Account for the benefit of Chang L. Kong (the “Chang IRA”), 30,000 shares owned by the Individual Retirement Account for the benefit of Chung W. Kong (the “Chung IRA”), 100,000 shares owned by Joan M. Lamb, and 202,500 shares owned by the Haeyoung and Kevin Tang Foundation, Inc.

Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, and Kevin C. Tang, as the manager of Tang Capital Management, LLC, may also be deemed to beneficially own the shares beneficially owned by Tang Capital Partners, LP. Justin L. Tang and Julian K. Tang are Kevin C. Tang’s children.  Kevin C. Tang is a beneficiary of the Tang Family Trust and shares voting and dispositive power over the shares held by the Tang Family Trust with his wife, Haeyoung K. Tang.  Chang L. and Chung W. Kong are Kevin C. Tang’s in-laws and Mr. Tang may be deemed to have shared dispositive power over the shares held in the Chang IRA and the Chung IRA.  Joan M. Lamb is an acquaintance of Kevin C. Tang and Mr. Tang may be deemed to have shared dispositive power over the shares held by Ms. Lamb.  The Haeyoung and Kevin Tang Foundation, Inc. is a private foundation, for which Kevin C. Tang serves as President and Treasurer. Mr. Tang shares voting and dispositive power over the shares held by this foundation with Haeyoung K. Tang.  Kevin C. Tang disclaims beneficial ownership of all shares reported herein except to the extent of his pecuniary interest therein.  Chang L. and Chung W. Kong are retired U.S. citizens and their address is 6429 Peinado Way, San Diego, CA 92121.  Haeyoung K. Tang is a U.S. citizen and shares her residence with Kevin C. Tang. Joan M. Lamb is a U.S. citizen and her address is 1160 Park Avenue, New York, NY 10128. Ms. Lamb is self-employed in the design industry. The Haeyoung and Kevin Tang Foundation, Inc. is a not-for-profit corporation incorporated in the state of Delaware and its address is 4401 Eastgate Mall, San Diego, CA 92121.

(b)	Voting and disposition powers:

Sole power to vote or direct the vote:

	Tang Capital Partners, LP	0 shares
	Tang Capital Management, LLC	0 shares
	Kevin C. Tang	340,000 shares

Shared power to vote or direct the vote:

	Tang Capital Partners, LP	0 shares
	Tang Capital Management, LLC	0 shares
	Kevin C. Tang	402,500 shares

Sole power to dispose or direct the disposition:

	Tang Capital Partners, LP	0 shares
	Tang Capital Management, LLC	0 shares
	Kevin C. Tang	340,000 shares

Shared power to dispose or direct the disposition:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin C. Tang	562,500 shares

(c)            Other than the transactions described in Item 3, none of Kevin C. Tang, Tang Capital Partners, LP and Tang Capital Management, LLC have effected any transaction in the Issuer’s common stock within the last 60 days from September 15, 2008.

(d)           N/A.

(e)            On September 15, 2008, following the transaction discussed in item 3 above, the Reporting Persons ceased to beneficially own 5.0% of the Company's Common Stock.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the following Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

November 17, 2008

Tang Capital Partners, LP

By:	Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

/s/ Kevin C. Tang
Kevin C. Tang